					Exhibit 99(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					Sept 30,
	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$138,018	$76,639	$64,620	$58,928	$60,424	$59,539
Interest applicable to rentals	4,458	3,250	3,793	3,426	3,039	3,450

Total fixed charges, as defined	$142,476	$79,889	$68,413	$62,354	$63,463	$62,989

Earnings as defined:
Net Income	$116,355	$103,352	$106,003	$105,948	$111,644	119,620
Add:
Provision for income taxes:
Total	43,761	76,177	75,845	78,013	69,343	73,261
Fixed charges as above	142,476	79,889	68,413	62,354	63,463	62,989

Total earnings, as defined	$302,592	$259,418	$250,261	$246,315	$244,450	$255,870

Ratio of earnings to fixed charges, as defined	2.12	3.25	3.66	3.95	3.85	4.06